DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06027894

March 15, 2006

No ACT

Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-2502

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/15/2006

Re: Safeway Inc.
Incoming letter dated January 19, 2006

Dear Ms. Wilkinson:

This is in response to your letter dated January 19, 2006 concerning the shareholder proposal submitted to Safeway by NETFund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Bartlett Naylor
Capital Strategies Consulting, Inc.
1255 N. Buchanan
Arlington, VA 22205

86144

505 Montgomery Street, Suite 2000
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

LATHAM & WATKINS LLP

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January 19, 2006

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Safeway Inc. 2006 Annual Meeting: Shareholder Proposal by Bartlett Naylor for NETFund**

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement (the "Proposal") from Safeway's proxy materials for its 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials"). An individual, Bartlett Naylor ("Mr. Naylor"), submitted the Proposal purportedly on behalf of NETFund ("NETFund").

In accordance with Rule 14a-8(j), we have enclosed six copies of (a) this letter, (b) a copy of Mr. Naylor's emailed letter submitting the Proposal (attached as Exhibit A), (c) Safeway's correspondence to Mr. Naylor (attached as Exhibit B), (d) a copy of Mr. Naylor's emailed response (attached as Exhibit C), and (e) a copy of Safeway's Bylaws and relevant sections of Safeway's 2005 Proxy Statement (attached as Exhibit D). By a copy of this submission, we notify Mr. Naylor on behalf of Safeway of its intention to omit the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Safeway intends to file its definitive 2006 Proxy Materials with the Commission.

The Proposal.

On November 30, 2005, Safeway received an emailed letter from Mr. Naylor that contains the following proposal:

> "The shareholders of Safeway Inc. request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent

director who has not served as an executive officer of the Company serves as Chair of the Board of Directors."[1]

We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2006 Proxy Materials.

Reasons That the Proposal May be Omitted from Safeway's 2006 Proxy Materials

1. Rule 14a-8(f)(1) -- Mr. Naylor was not a Safeway shareholder when he submitted the Proposal and he has not provided any evidence to Safeway of his authority to submit a proposal on behalf of NETFund.

Only a shareholder of a company is eligible to submit a shareholder proposal under Rule 14a-8 for inclusion in that company's proxy materials. The lead-in to Rule 14a-8 makes clear that for all provisions of the Rule, "[t]he references to 'you' are to a shareholder seeking to submit the proposal." Thus, all provisions relating to eligibility to submit a proposal refer to the eligibility of a *shareholder* to submit a proposal. This requirement, that only shareholders may submit shareholder proposals, is consistent with Safeway's charter documents and proxy materials.[2] Rule 14a-8(h) and Section 212(b) of the General Corporation Law of the State of Delaware ("Delaware Code") permit shareholder proponents to designate others to act as their proxy with respect to voting and presentation of proposals at shareholder meetings. However, there is no provision in either Rule 14a-8 or the Delaware Code that explicitly permits a shareholder to designate a third party to act as the shareholder's authorized representative to submit a proposal on the shareholder's behalf to a company.

If the Staff were to conclude that a shareholder is, in fact, able to authorize a representative to submit a proposal on its behalf, the representative must provide some evidence that the shareholder has properly designated the representative to act as the shareholder's proxy. Section 212(c) of the Delaware Code provides examples of valid means by which a stockholder may grant authority to a third party to act as the stockholder's proxy at a company meeting. Each example is some form of explicit statement, made by the stockholder in writing or in a form that is reducible to writing, such as a telegram, cablegram or electronic transmission, and bearing some indicia of authenticity, granting such authority to the third party.

As seen in Exhibit A, Bartlett Naylor submitted the Proposal to Safeway and claimed that his submission was being made, "[o]n behalf of NETFund." NETFund, a Safeway shareholder,

---

[1] We have attempted to reproduce the proposal as it appears in the original. Please see Exhibit A for an exact copy.

[2] Article II, Section 2 of the Bylaws of Safeway Inc., Amended and Restated as of February 18, 2005 and Amended March 31, 2005, provides that business can be properly ". . . brought before the annual meeting by a stockholder." *See* Exhibit D. Safeway's 2005 Proxy Statement requires stockholder proposals for the 2006 Proxy Statement to comply with procedural requirements specified in Safeway's Bylaws. *See* Exhibit D.

did not sign the submission of the Proposal and has not provided any statement or other evidence that Mr. Naylor has been authorized or designated to act on behalf of NETFund. Safeway has no evidence that Mr. Naylor is an officer, employee, or agent of NETFund or connected to NETFund in any other way. Mr. Naylor submitted the proposal using an America Online email address and sent the submission only to Willie Bogan, who is a Senior Corporate Counsel for Safeway, and his administrative assistant, Sonja Rogers. Although Mr. Naylor provided his own email address, telephone number, and mailing address at Capital Strategies Consulting, Inc., he did not provide any contact information for NETFund.[3] Exactly what connection Mr. Naylor has with NETFund was not and has not yet been specified.

Accordingly, in a letter dated December 12, 2005, Safeway informed Bartlett Naylor of the eligibility requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that Mr. Naylor should correct the deficiency in the Proposal within 14 days of his receipt of Safeway's letter. *See* Exhibit B. In addition, Safeway enclosed with its letter a copy of Rule 14a-8. Safeway's December 12 letter was sent to Mr. Naylor via email as well as via Federal Express overnight delivery. *See* Exhibit B.

As part of Safeway's December 12 letter, Safeway notified Mr. Naylor that, "you must provide us with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). Additionally, if NETFund is the owner of Safeway stock, you must provide us with evidence that you are authorized to submit a stockholder proposal on NETFund's behalf." *See* Exhibit B. Safeway's December 12 letter clearly stated that Mr. Naylor must respond within 14 days of his receipt of such notice to comply with Rule 14a-8(f). Although Mr. Naylor responded with evidence that NETFund was a beneficial owner of Safeway stock, he did not provide any evidence of authorization to act on NETFund's behalf. To this date, Mr. Naylor has ignored Safeway's request for evidence of his own Safeway share ownership or evidence of any authorization to act on behalf of NETFund.

The Staff has granted no-action relief to other registrants where proponents have failed, following a timely and proper request by a registrant, to furnish in a timely fashion the full and proper evidence of authority to submit a proposal and continuous beneficial ownership called for under the regulations. *See, e.g.*, *Morgan Stanley* (Dec. 20, 2004) (proponents failed to provide proof of authority to submit the proposal and evidence of required ownership within the required time period), *Merrill Lynch & Co.* (Jan. 26, 1993) (proponents failed to provide proof of authority to submit the proposal and evidence of required ownership within the required time period).

Safeway has an obligation to protect the integrity of its public filings, and in this case, it has no evidence verifying the authority of a third party to act on behalf of one of its shareholders.

---

[3] We note that Article II, Section 2 of Safeway's Bylaws requires the name and record address of the stockholder proposing that business be brought before the annual meeting to be included in the stockholder's notice to Safeway of proposed business. *See* Exhibit D.

It would be irresponsible for Safeway simply to assume Mr. Naylor has the authority to submit a proposal on behalf of NETFund.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(f)(1) because Mr. Naylor failed, following Safeway's timely and proper request, to provide any evidence of his own Safeway share ownership or any evidence of authority to submit the Proposal on behalf of NETFund.

2. Rule 14a-8(b) and Rule 14a-8(f)(1) -- Assuming, *arguendo*, that Mr. Naylor was able to submit the Proposal on behalf of NETFund, Mr. Naylor did not provide the requisite proof of NETFund's continuous stock ownership in response to Safeway's request for that information.

We believe that Safeway may exclude the Proposal under Rule 14a-8(f)(1) because Mr. Naylor did not substantiate either his own or NETFund's eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." Mr. Naylor submitted the Proposal to Safeway by an emailed letter dated November 30, 2005 that was received by Safeway via email on November 30, 2005. That emailed letter did not include evidence demonstrating that either Mr. Naylor or NETFund satisfied the eligibility requirements of Rule 14a-8(b). *See* Exhibit A. Moreover, Safeway confirmed that at that date neither Mr. Naylor nor NETFund appeared in the records of Safeway's stock transfer agent as a shareholder of record.

Accordingly, in a letter dated December 12, 2005, Safeway informed Bartlett Naylor of the eligibility requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that Mr. Naylor should correct the deficiency in the Proposal within 14 days of his receipt of Safeway's letter. *See* Exhibit B. In addition, Safeway enclosed with its letter a copy of Rule 14a-8. Safeway's December 12 letter was sent to Mr. Naylor via email as well as via Federal Express overnight delivery. *See* Exhibit B.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Safeway strictly complied with the procedural requirements for delivering a notice of deficiency under Rule 14a-8. Within 14 days of Safeway's receipt of the Proposal, Safeway delivered its December 12 letter to Mr. Naylor, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and
- that Mr. Naylor's response had to be postmarked within 14 days after his receipt of Safeway's letter.

Safeway's letter also satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004, clearly stating the information that Mr. Naylor was required to supply. In SLB 14B, the Staff indicated that if a company cannot determine whether a shareholder proponent satisfies Rule 14a-8's ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that companies should use language that tracks Rule 14a-8(b), which states that the proponent must prove its eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As seen in Exhibit B, Safeway's December 12 letter contained this language, and thus provided Mr. Naylor with appropriate notice regarding the ownership information that was required and the manner in which Mr. Naylor must comply with the requirements of Rule 14a-8(b). SLB 14B also recommends that companies consider including a copy of Rule 14a-8 with such notice of defects, which Safeway did in its December 12 letter.

Notwithstanding the foregoing, Mr. Naylor did not provide Safeway with evidence to demonstrate eligibility to submit a proposal under Rule 14a-8(b) within the required period. On December 19, 2005, Safeway received via email and fax a statement from SunTrust Investment Services, Inc. ("SunTrust") stating that, "Netfund has owned more than $2,000 worth of Safeway stock continuously for more than one year." *See* Exhibit C. The SunTrust statement is dated as of December 19, 2005. Although the SunTrust statement is evidence that NETFund had owned the required amount of Safeway stock continuously for more than one year as of December 19, 2005, it is insufficient evidence to substantiate that NETFund had owned the required amount of Safeway stock continuously for at least one year at the date Mr. Naylor submitted the proposal purportedly on behalf of NETFund. In Staff Legal Bulletin No. 14 ("SLB 14"), published July 13, 2001, the Staff made clear under Section (C)(1)(c)(3) that "[a] shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal," and provided as an example a scenario in which a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 would be insufficient to demonstrate the required ownership eligibility for submission of a proposal on June 1 of the same year. Likewise, the SunTrust statement verifying that NETFund owned more than $2,000 worth of Safeway stock continuously for more than one year as of December 19, 2005 is insufficient to demonstrate NETFund's eligibility to submit the November 30, 2005 proposal. The Staff has made clear under Section (C)(6) of SLB 14 that a company may exclude a proposal under Rule 14a-8(f) due to eligibility or procedural defects if, "the shareholder timely responds but does not cure the eligibility or procedural defect(s)."

The Staff has regularly granted no-action relief to other registrants where proponents have failed, following a timely and proper request by a registrant, to furnish in a timely fashion the full and proper evidence of continuous beneficial ownership called for under the regulations. *See, e.g.*, *General Motors Corp.* (March 6, 2005) (proponent's account statement evidencing share ownership as of December 31, 2004, December 31, 2003, and November 30, 2003 was not sufficient proof of ownership of the required number of shares as of December 17, 2004, the date the proposal was submitted), *Intel Corp.* (Jan. 29, 2004) (broker letter insufficiently provided evidence of ownership as of September 19, 2003, not as of August 27, 2003, the date the proposal was submitted), *Intel Corp.* (March 10, 2003) (broker letter indicating ownership as of September 10, 2002 and historic purchases of stock on October 2, 2000 and March 2, 2001 insufficient to prove required ownership on August 23, 2002, the date the proposal was submitted), *IBM Corp.* (Dec. 26, 2002) (broker letter, dated September 24, 2002, evidencing continuous ownership for more than one year "as of September 2002" insufficient to provide proof of ownership for the year preceding the September 9, 2002 submission of proposal), *IBM Corp.* (Jan. 14, 2002) (broker statement evidencing ownership of shares from "prior to November 30, 2000" to November 8, 2001 insufficient proof of required ownership as of November 8, 2001, the date the proposal was submitted), *Eastman Kodak Company* (Feb. 7, 2001) (broker letter evidencing ownership from November 1, 1999 through November 1, 2000 insufficient to provide proof of ownership for the year preceding November 21, 2000, the date the proposal was submitted).

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14-day period, the Staff has done so only upon finding deficiencies in a company's notification letter. *See, e.g.*, *Sysco Corporation* (Aug. 10, 2001) (Sysco failed to inform the proponent of what would constitute appropriate documentation under Rule 14a-8(b) in its request for additional information). Safeway believes an extension of the 14-day period is not warranted in the present case because Safeway's December 12 notification letter fully complied with the requirements of Rule 14a-8 and the standards set forth in SLB 14B.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(f)(1) because Mr. Naylor did not timely or satisfactorily substantiate either his or NETFund's eligibility to submit the Proposal under Rule 14a-8(b).

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2006 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2006 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,

Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Mr. Bartlett Naylor
Mr. Robert Gordon, Esq.
Mr. Willie Bogan, Esq.

EXHIBIT A

-----Original Message-----
From: bartnaylor@aol.com [mailto:bartnaylor@aol.com]
Sent: Wednesday, November 30, 2005 7:04 AM
To: Willie Bogan; Sonja Rogers
Subject: shareholder resolution

Bob Gordon
c/o
Willie Bogan, Sonja Rogers

Dear Corporate Secretary:

On behalf of NETFund, I hereby submit the following shareholder resolution for consideration at your 2006 annual meeting in accordance with SEC Rule 14a-8. We are prepared to provide proof that we have held more than $2,000 worth of stock continuously for more than one year, hereby declare that we intend to hold such ownership through the annual meeting, and intend to present this resolution at the annual meeting.
Please confirm receipt by return email. For other communication avenues, you may contact me by email, by telephone (703.786.7286) or by mail (Capital Strategies Consulting, Inc., 1255 N. Buchanan, Arlington Va. 22205)

Sincerely,

Bartlett Naylor

Resolved:
"The shareholders of Safeway Inc. request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors."

SUPPORTING STATEMENT

The task of the board of directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. We believe that separating the roles of chairman and CEO is a governance practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman.
According to the Wall Street Journal, "In a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" (Splitting Posts of Chairman, CEO Catches on With Boards, November 11, 2002).

Corporate governance experts have questioned how one person serving as both chairman and CEO can effectively monitor and evaluate his or her own performance. The NACD Blue Ribbon Commission on Directors' Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback;

chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises."

Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management.
For example, the California Public Employees' Retirement System's (CalPERS) Corporate Governance Core Principles and Guidelines advocate that a lead independent director be appointed to coordinate the activities of the independent directors when the offices of chairman and CEO are held by the same person.

Our company faces many controversial issues, including the quality and origin of the food it purveys. Certain products, while they may constitute a small percentage of sales, can generate disproportionate adverse publicity. For example, in several key Safeway markets, the company has faced adverse publicity regarding the sale of farmed salmon. (New York Times: "Farmed salmon have more contaminants than wild ones, study finds," Jan. 9, 2004; Washington Post: "Toxins cited in farmed salmon," Jan. 9, 2004AP: Farm-raised salmon linked to pollutants, Jan. 8, 2004.) This product is alleged to lead to degradation of the environment, and further pressure vanishing marine life because farmed salmon is fed with wild caught fish. ("Collapse," by Jared Diamond, p. 488)

This very issue has been the subject of shareholder comment at two Safeway shareholder meetings. The chair publicly pledged to meet with representatives from the environmental community regarding farmed salmon, but has not done so.
We believe a chair responsible for general policy who is divorced from the daily business decisions can better steer our company through these numerous decisions.
We urge support for this resolution.

Bartlett Naylor
Capital Strategies Consulting, Inc.
703.786.7286
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LATHAM&WATKINS LLP

EXHIBIT B

From: Willie Bogan
Sent: Monday, December 12, 2005 5:21 PM
To: 'bartnaylor@aol.com'
Subject: Safeway Stockholder Proposal

Mr. Naylor,

Attached is a pdf version of my letter to you regarding a procedural deficiency with your stockholder proposal. Also attached for your information is a copy of SEC Rule 14a-8. The originals have been sent to you by FedEx.

Willie C. Bogan
Senior Corporate Counsel
Safeway Inc.
5918 Stoneridge Mall Road, Bldg G
Pleasanton, CA 94588
Tel: (415) 467-3912

SAFEWAY

December 12, 2005

VIA EMAIL AND FEDEX

Mr. Bartlett Naylor
Capital Strategies Consulting, Inc.
1255 N. Buchanan
Arlington, VA 22205

Re: Stockholder Proposal

Dear Mr. Naylor:

We received your email submitting a proposal on behalf of NETFund for consideration at Safeway Inc.'s 2006 Annual Meeting of Stockholders. Your email indicates that you are prepared to provide proof that you have held more than $2,000 worth of Safeway stock continuously for more than one year, and that you intend to continue this ownership until after the date of the applicable stockholder meeting. Neither you nor NETFund appears in the company's records as a registered stockholder, and we have not received from you the appropriate verification of ownership of Safeway Inc. shares. As such, your proposal does not meet the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to the company by submitting:

- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
- your written statement that you intend to continue holding the shares through the date of the company's annual or special meeting.

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

In order for your proposal to be properly submitted, you must provide us with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). Additionally, if NETFund is the owner of Safeway stock, you must provide us with evidence that you are authorized to submit a stockholder proposal on NETFund's behalf. To comply with Rule 14a-8(f) you must transmit your response to this notice of a procedural defect within fourteen calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,

Willie C. Bogan

Willie C. Bogan
Senior Corporate Counsel

cc: Kirsten Richesson (Latham & Watkins)

Enclosure

SF\541003.1

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

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Ship to:	Bartlett Naylor Capital Strategies Consulting, Inc 1255 N. Buchanan Arlington, VA 22205 US (703) 786-7286	Package Type:	FedEx Envelope
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		Shipper Account Number:	94114489
From:	S Rogers Safeway 5918 Stoneridge Mall Road, Bldg. G Pleasanton, CA 94588 US 9254673738	Bill transportation to:	94114489
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Willie Bogan

From: Willie Bogan
Sent: Wednesday, November 30, 2005 11:59 AM
To: 'bartnaylor@aol.com'
Subject: RE: shareholder resolution

Receipt acknowledged.

-----Original Message-----
From: bartnaylor@aol.com [mailto:bartnaylor@aol.com]
Sent: Wednesday, November 30, 2005 7:04 AM
To: Willie Bogan; Sonja Rogers
Subject: shareholder resolution

Bob Gordon
c/o
Willie Bogan, Sonja Rogers

Dear Corporate Secretary:

On behalf of NETFund, I hereby submit the following shareholder resolution for consideration at your 2006 annual meeting in accordance with SEC Rule 14a-8. We are prepared to provide proof that we have held more than $2,000 worth of stock continuously for more than one year, hereby declare that we intend to hold such ownership through the annual meeting, and intend to present this resolution at the annual meeting.
Please confirm receipt by return email. For other communication avenues, you may contact me by email, by telephone (703.786.7286) or by mail (Capital Strategies Consulting, Inc., 1255 N. Buchanan, Arlington Va. 22205)

Sincerely,

Bartlett Naylor

Resolved:
"The shareholders of Safeway Inc. request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors."

SUPPORTING STATEMENT

The task of the board of directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. We believe that separating the roles of chairman and CEO is a governance practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman.
According to the Wall Street Journal, "In a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" (Splitting Posts of Chairman, CEO Catches on With Boards, November 11, 2002).

Corporate governance experts have questioned how one person serving as both chairman and CEO can effectively monitor and evaluate his or her own performance. The NACD Blue Ribbon Commission on Directors' Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises."

Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management.

For example, the California Public Employees' Retirement System's (CalPERS) Corporate Governance Core Principles and Guidelines advocate that a lead independent director be appointed to coordinate the activities of the independent directors when the offices of chairman and CEO are held by the same person.

Our company faces many controversial issues, including the quality and origin of the food it purveys. Certain products, while they may constitute a small percentage of sales, can generate disproportionate adverse publicity. For example, in several key Safeway markets, the company has faced adverse publicity regarding the sale of farmed salmon. (New York Times: "Farmed salmon have more contaminants than wild ones, study finds," Jan. 9, 2004; Washington Post: "Toxins cited in farmed salmon," Jan. 9, 2004AP: Farm-raised salmon linked to
pollutants, Jan. 8, 2004.) This product is alleged to lead to
degradation of the environment, and further pressure vanishing marine life because farmed salmon is fed with wild caught fish. ("Collapse,"
by Jared Diamond, p. 488)

This very issue has been the subject of shareholder comment at two Safeway shareholder meetings. The chair publicly pledged to meet with representatives from the environmental community regarding farmed salmon, but has not done so.

We believe a chair responsible for general policy who is divorced from the daily business decisions can better steer our company through these numerous decisions.

We urge support for this resolution.

Bartlett Naylor
Capital Strategies Consulting, Inc.
703.786.7286

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.·´¯`·.¸¸.·´¯`·.¸¸ ><((((°>`·.¸¸.·´¯`·.¸¸.·´¯`·....><((((°>

EXHIBIT C

-----Original Message-----
From: Lando.Sean [mailto:Sean.Lando@SunTrust.com]
Sent: Monday, December 19, 2005 1:10 PM
To: Rhonda Belluso; bartnaylor@aol.com
Cc: Willie Bogan
Subject: Safeway Stockholder Proposal Letter Attached

Sorry, here is the letter

Sean P. Lando
SunTrust Investment Services, Inc.
1445 New York Ave., NW
Washington, DC 20005
Phone: 202-661-0621
Fax: 202-879-6310

-----Original Message-----
From: Lando.Sean
Sent: Monday, December 19, 2005 4:08 PM
To: 'Rhonda Belluso'; 'bartnaylor@aol.com'
Cc: 'Willie.Bogan@safeway.com'
Subject: RE: Safeway Stockholder Proposal

I tried their fax number but it did not go through (925)-467-3214. Please find attached letter. I will try fax again.

Sean P. Lando
SunTrust Investment Services, Inc.
1445 New York Ave., NW
Washington, DC 20005
Phone: 202-661-0621
Fax: 202-879-6310

registered broker/dealer affiliate of SunTrust Banks, Inc. and a member of NASD and SIPC.

-----Original Message-----
From: Rhonda Belluso [mailto:rbelluso@net.org]
Sent: Monday, December 19, 2005 3:27 PM
To: Lando.Sean
Subject: FW: Safeway Stockholder Proposal

-----Original Message-----
From: Rhonda Belluso
Sent: Monday, December 19, 2005 11:29 AM
To: 'Lando.Sean@suntrust.com'
Subject: FW: Safeway Stockholder Proposal

-----Original Message-----
From: Rhonda Belluso
Sent: Tuesday, December 13, 2005 1:53 PM
To: 'Kutch.Carrie'
Cc: Bart Naylor
Subject: FW: Safeway Stockholder Proposal

Hi Carrie,
Hope your day is going well. Below is an email that Mr. Naylor sent to me with a request for a letter to Safeway. Attached you'll find a specific request written by Safeway which explains in detail what information the letter should contain. It's the PDF of Naylor Letter 12 12. The other attachment is a rule explaining the request. Please let me know if you need anything further from my end to help in this process. Thanks much for your help Carrie, I do appreciate it.

Kind Regards,
---Rhonda Belluso
202.887.8838

-----Original Message-----
From: Bart Naylor
Sent: Monday, December 12, 2005 8:40 PM
To: Rhonda Belluso
Subject: Fwd: Safeway Stockholder Proposal

Please relay to carrie kutch:
we need a letter faxed to us and to safeway (attached fax #) that declares that NETFund has owned more than $2,000 worth of Safeway stock continuously for more than one year.

Bartlett Naylor
Capital Strategies Consulting, Inc.
703.786.7286

```
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.·´¯`·.¸¸ , . .·´¯`·.. ><((((°>`·.¸¸.·´¯`·.¸.·´¯`·...¸><((((°>
```

-----Original Message-----
From: Willie Bogan <Willie.Bogan@safeway.com>
To: bartnaylor@aol.com
Sent: Mon, 12 Dec 2005 18:20:47 -0700
Subject: Safeway Stockholder Proposal

Mr. Naylor,

Attached is a pdf version of my letter to you regarding a procedural deficiency with your stockholder proposal. Also attached for your information is a copy of SEC Rule 14a-8. The originals have been sent to you by FedEx.

Willie C. Bogan
Senior Corporate Counsel
Safeway Inc.
5918 Stoneridge Mall Road, Bldg G
Pleasanton, CA 94588
Tel: (415) 467-3912

SunTrust

Thomas J. Gletner, Jr.
Senior Vice President
Private Financial Advisor

SunTrust Investment Services, Inc.
A SunTrust Company
1445 New York Ave, NW
2nd Floor
Washington, DC 20005
Phone: 202.879.7077
Fax:202.879.6310
tom.gletner@suntrust.com

December 19, 2005

To whom it may concern,

Please take this letter as notice that Netfund has owned more than $2,000 worth of Safeway stock continuously for more than one year.

Sincerely,

Thomas J. Gletner, Jr.
Senior Vice President

SUNTRUST

Sean P. Lando
Investment Associate

SunTrust Investment Services, Inc.
A SunTrust Company
1445 New York Ave, NW
2nd Floor
Washington, DC 20005
Phone: 202.661.0621
Fax:202.879.6310

Facsimile

To: Willie C. Bogan	From: Sean Lando
Company:	Company: SunTrust Investment Services
Department:	Department: Tom Gletner's office
Fax number: 925-467-3214	Fax number: 202.879.6310
Tel number:	Tel number: 202.661.0621
# of pages, including cover sheet: 2	Date: December 19, 2005

For Net fund

SunTrust

Thomas J. Gletner, Jr.
Senior Vice President
Private Financial Advisor

SunTrust Investment Services, Inc.
A SunTrust Company
1445 New York Ave. NW
2nd Floor
Washington, DC 20005
Phone: 202.879.7077
Fax:202.879.6310
tom.gletner@suntrust.com

December 19, 2005

To whom it may concern,

Please take this letter as notice that Netfund has owned more than $2,000 worth of Safeway stock continuously for more than one year.

Sincerely,

Thomas J. Gletner, Jr.
Senior Vice President

EXHIBIT D

EX-3.2 2 dex32.htm FORM OF BY-LAWS OF THE COMPANY AMENDED AND RESTATED

EXHIBIT 3.2

BY-LAWS

OF

SAFEWAY INC.

(AMENDED AND RESTATED AS OF 2/18/05)

(AMENDED 3/31/05)

TABLE OF CONTENTS

BY-LAWS OF SAFEWAY INC.

BY-LAWS OF SAFEWAY INC.

ARTICLE I.
OFFICES

Section 1. The registered office shall be in the City of Dover, County of Kent, State of Delaware.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II.
MEETINGS OF STOCKHOLDERS

Section 1. Meetings of stockholders shall be held at any place within or outside the State of Delaware designated by the Board of Directors. In the absence of any such designation, stockholders' meetings shall be held at the principal executive office of the corporation.

Section 2. The annual meeting of stockholders shall be held on such date and at such time and place as may be fixed by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as is properly brought before the meeting in accordance with these By-Laws.

To be properly brought before the annual meeting, business must be either (i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors, or (iii) otherwise brought before the annual meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered not less than 50 days nor more than 75 days prior to the meeting; provided, however, that in the event that less than 65 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder to be timely must be so received not later than the close of business on the fifteenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. A stockholder's notice to the Secretary shall set forth (a) as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class, series and number of shares of the corporation which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business and (b) as to the stockholder giving the notice (i) the name and record address of the stockholder and (ii) the class and number of shares of capital stock of the corporation which are beneficially owned by the stockholder. Notwithstanding anything in the By-Laws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Article II, Section 2. The officer of the corporation presiding at an annual meeting shall, if the facts warrant, determine and declare to the annual meeting that business was not properly brought before the annual meeting in accordance with the provisions of this Article II, Section 2, and if he should so determine, he shall so declare to the annual meeting and any such business not properly brought before the meeting shall not be transacted. Written notice of the annual meeting stating the place, date and hour of the annual meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than 60 days before the date of the meeting.

Section 3. A majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation, or by these By-Laws. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum and the votes present may continue to transact business until adjournment. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority of the voting stock represented in person or by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote thereat.

Section 4. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall decide any questions brought before such meeting, unless the question is one upon which by express provisions of the statutes, or the Certificate of Incorporation or these By-Laws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Directors of the corporation shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Shares represented by proxies that reflect, with respect to a proposal, abstentions or limited voting authority, including "broker non-votes" (i.e. shares held by a broker or nominee which are represented at the meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal or proposals) shall be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. For purposes of determining the outcome of any proposal, shares represented by such proxies will be treated as not present and not entitled to vote with respect to the proposal or proposals.

Section 5. At each meeting of the stockholders, each stockholder having the right to vote may vote in person or may authorize another person or persons to act for him by proxy (i) appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than three years prior to said meeting, unless such proxy provides for a longer period, or (ii) transmitted electronically (including by use of telephone keypad or by the internet), provided that such transmission is suitably authenticated by a unique password or other similar means and is recorded electronically or mechanically. All proxies must be filed with the Secretary of the corporation at the beginning of each meeting in order to be counted in any vote at the meeting.

Each stockholder shall have one vote for each share of stock having voting power, registered in his name on the books of the corporation on the record date set by the Board of Directors as provided in Article V, Section 6 hereof. All elections shall be had and all questions decided by a plurality vote.

Section 6. Special meetings of the stockholders, for any purpose, or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding, and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 7. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The written notice of any meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than 60 days before the date of the meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation.

Section 8. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 9. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III.
DIRECTORS

Section 1. The number of directors which shall constitute the whole Board shall be nine (amended 3/31/05). The directors need not be stockholders. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation at the annual meeting may be made at such meeting by or at the direction of the Board of Directors, by any committee of persons appointed by the Board of Directors or by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Article III, Section 1. Such nominations by any stockholder shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than 50 days nor more than 75 days prior to the meeting; provided, however, that in the event that less than 65 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business of the fifteenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder's notice to the Secretary shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of the corporation which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934, as amended; and (ii) as to the stockholder giving the notice (a) the name and record address of the stockholder and (b) the class and number of shares of capital stock of the corporation which are beneficially owned by the stockholder. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth herein. The officer of the corporation presiding at an annual meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article III, and each director elected shall hold office until his successor is elected and qualified; provided, however, that unless otherwise restricted by the Certificate of Incorporation or law, any director or the entire Board of Directors may be removed, either with or without cause, from the Board of Directors at any meeting of stockholders by a majority of the stock represented and entitled to vote thereat.

Section 2. Vacancies on the Board of Directors by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. The directors so chosen shall hold office until the next annual election of directors and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3. The property and business of the corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

MEETINGS OF THE BOARD OF DIRECTORS

Section 4. The directors may hold their meetings and have one or more offices, and keep the books of the corporation outside of the State of Delaware.

Section 5. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board.

Section 6. Special meetings of the Board of Directors may be called by the President on forty-eight hours' notice to each director, either personally or by mail or by telegram; special meetings also shall be called by the President or the Secretary in like manner and on like notice on the written request of the Chairman of the Board, the Lead Independent Director or any two directors unless the Board consists of only one director; in which case special meetings shall be called by the President or Secretary in like manner or on like notice on the written request of the sole director.

Section 7. At all meetings of the Board of Directors a majority of the authorized number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the vote of a majority of the directors present at any meeting at which there is a quorum, shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, by the Certificate of Incorporation or by these By-Laws. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. If only one director is authorized, such sole director shall constitute a quorum.

Section 8. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 9. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

COMMITTEES OF DIRECTORS

Section 10. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each such committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by Chapter 1 of the General Corporation Law of the State of Delaware to be submitted to stockholders for approval or adopting, amending or repealing the By-Laws of the corporation.

Section 11. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

COMPENSATION OF DIRECTORS

Section 12. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings or a stated salary as a committee member.

INDEMNIFICATION

Section 13(a). The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of the corporation shall be successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraph (a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under paragraphs (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Section 13. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other paragraphs of this Section 13 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

If a claim for indemnification or payment of expenses under this Section 13 is not paid in full within 90 days after a written claim therefor has been received by the corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

(g) The Board of Directors may authorize, by a vote of a majority of a quorum of the Board of Directors, the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Section 13.

(h) The Board of Directors may authorize the corporation to enter into a contract with any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than those provided in Section 13.

(i) For the purposes of this Section 13, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 13 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(j) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interest of the corporation" as referred to in this section.

(k) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 13 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE IV.
OFFICERS

Section 1. The officers of this corporation shall be chosen by the Board of Directors and shall include a President, a Secretary, and a Treasurer. The corporation may also have at the discretion of the Board of Directors such other officers as are desired, including a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries and Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 hereof. In the event there are two or more Vice Presidents, then one or more may be designated as Executive Vice President, Senior Vice President, or other similar or dissimilar title. At the time of the election of officers, the directors may by resolution determine the order of their rank. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these By-Laws otherwise provide.

Section 2. The Board of Directors, at its first meeting after each annual meeting of stockholders, shall choose the officers of the corporation.

Section 3. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify in their stead. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. If the office of any officer or officers becomes vacant for any reason, the vacancy shall be filled by the Board of Directors.

CHAIRMAN OF THE BOARD

Section 6. The Chairman of the Board, if such an officer be elected, shall, if present, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by these By-Laws. If there is no President, the Chairman of the Board shall in addition be the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article IV.

PRESIDENT

Section 7. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the stockholders. He shall preside at all meetings of the Board of Directors. in which both the Chairman of the Board and the Lead Independent Director are absent. He shall be an ex-officio member of all committees and shall have the general powers and duties of management usually vested in the office of President and Chief Executive Officer of corporations, and shall have such other powers and duties as may be prescribed by the Board of Directors or these By-Laws.

VICE PRESIDENTS

Section 8. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall have such other duties as from time to time may be prescribed for them, respectively, by the Board of Directors.

SECRETARY AND ASSISTANT SECRETARY

Section 9. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose; and shall perform like duties for the standing committees when required by the Board of Directors. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or these By-Laws. He shall keep in safe custody the seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it, and when so affixed it shall be attested by his signature or by the signature of an Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Section 10. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors, or if there be no such determination, the Assistant Secretary designated by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

TREASURER AND ASSISTANT TREASURER

Section 11. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys, and other valuable effects in the name and to the credit of the corporation, in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he shall give the corporation a bond, in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors, for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 12. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors, or if there be no such determination, the Assistant Treasurer designated by the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE V.
CERTIFICATES OF STOCK

Section 1. Every holder of stock of the corporation shall be entitled to have a certificate signed by, or in the name of the corporation by, the Chairman or Vice Chairman of the Board of Directors, or the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer or the corporation, certifying the number of shares represented by the certificate owned by such stockholder in the corporation.

Section 2. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 3. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

LOST, STOLEN OR DESTROYED CERTIFICATES

Section 4. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFERS OF STOCK

Section 5. Upon surrender to the corporation, or the transfer agent of the corporation, of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

FIXING RECORD DATE

Section 6. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders, or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, the Board of Directors may fix a new record date for the adjourned meeting.

REGISTERED STOCKHOLDERS

Section 7. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

ARTICLE VI.
GENERAL PROVISIONS

DIVIDENDS

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2. Before payment of any dividend there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve.

CHECKS

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

FISCAL YEAR

Section 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SEAL

Section 5. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

NOTICES

Section 6. Whenever, under the provisions of the statutes or of the Certificate of Incorporation or of these By-Laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

Section 7. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation or of these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ANNUAL STATEMENT

Section 8. The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

ARTICLE VII.
AMENDMENTS

Section 1. These By-Laws may be altered, amended or repealed or new By-Laws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation, at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such special meeting. If the power to adopt, amend or repeal By-Laws is conferred upon the Board of Directors by the Certificate of Incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal By-Laws.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

1. That I am the duly elected and acting Secretary of Safeway Inc., a Delaware corporation; and

2. That the foregoing By-Laws constitute the By-Laws of said corporation as adopted by the written consent of the Incorporator of said corporation as of July 23, 1986 and as amended on February 18 and March 31, 2005.

IN WITNESS WHEREOF, I have hereunto subscribed my name as of this 31st day of March, 2005.

/s/ Linda C. Sayler

Linda C. Sayler
Secretary

GENERAL

Stockholder Proposals for 2006 Proxy Statement

Stockholder proposals for inclusion in the 2006 Proxy Statement must be received at the Company's principal executive offices on or before December 14, 2005. In addition, all stockholder proposals for inclusion in the 2006 Proxy Statement must comply with the requirements of SEC Rule 14a-8 under the Exchange Act. The Company's Bylaws provide that stockholders desiring to nominate a director or bring any other business before the stockholders at an annual meeting must notify the Secretary of the Company thereof in writing 50 to 75 days before the meeting (or, if less than 65 days' notice or prior public disclosure of the meeting date is given, within 15 days after such notice was mailed or publicly disclosed, whichever first occurs). Such notice must set forth certain information specified in the Company's Bylaws.

Fiscal Year 2004 Annual Report

The Company's Annual Report to Stockholders for the fiscal year ended January 1, 2005 is being mailed to all stockholders of record with this Proxy Statement.

By Order of the Board of Directors,

LINDA C. SAYLER
Secretary

Dated: April 12, 2005

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 15, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Safeway Inc.
Incoming letter dated January 19, 2006

The proposal relates to the chairman and chief executive officer.

There appears to be some basis for your view that Safeway may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Safeway's request, documentary support evidencing that it satisfied the minimum ownership requirements for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Safeway omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Mark F. Vilardo
Special Counsel